Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Entertainment Editors:
    Astral Media and Corus Entertainment to acquire remaining 20% of
    TELETOON from Cookie Jar Group

    MONTREAL, July 13 /CNW/ - Astral Media Inc. and Corus Entertainment Inc.
today announce that they have reached an agreement to acquire the remaining
20% of the TELETOON network from the shareholders of The Cookie Jar Group.

    The transaction, which is subject to the approval of the Canadian
Radio-television and Telecommunications Commission (CRTC), will give Astral
Media and Corus Entertainment each an additional 10% ownership of TELETOON, bringing their individual ownership to 50% each. The acquisition price for the
20% stake in the network is approximately CDN $96 million (subject to the customary closing adjustments).

    The very successful TELETOON television network is Canada's first and only 24-hour animation network with programming for audiences of all ages.
With English- and French- language services, the network offers viewers classic cartoons and new animation from Canada and around the world. Since its launch in 1997, TELETOON has become one of the most popular viewing options for kids, teens, young adults and families. The network currently reaches over three million Canadian kids aged two to 11 and is available in almost seven million homes.

    About Astral Media
    Astral Media Inc. is a leading Canadian media company, active in specialty, pay and pay-per-view television, radio and outdoor advertising.
Astral Media's solid and dynamic presence in the country's major markets rests on its commitment to offer a unique combination of high-quality, targeted media for all its audiences. Astral Media is listed on the Toronto Stock
Exchange under the ticker symbols: ACM.A/ACM.B. Access the Astral Media website at www.astralmedia.com.

    About Corus Entertainment Inc.
    Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse, W
Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

    %SEDAR: 00013131E          %CIK: 0001100868

    /For further information: Alain Bergeron, Vice President, Brand
Management and Corporate Communications, Astral Media Inc., (514) 939-5000;
Tracy Ewing, Vice President, Communications, Corus Entertainment Inc., (416)
642-3792/
    (CJR.B. CJR ACM.A. ACM.B.)

CO:  Corus Entertainment Inc.; Astral Media Inc.

CNW 09:59e 13-JUL-06